

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 14, 2010

Dr. Gerald E. Bisbee, Jr., Ph.D.
President and Chief Executive Officer
ReGen Biologics, Inc.
411 Hackensack Avenue, 10th Floor
Hackensack, New Jersey 07601

> **Re:** **ReGen Biologics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 26, 2009**
> **File No. 000-20805**

Dear Dr. Bisbee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief